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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                SCHEDULE 13E-4/A
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                THE LIMITED, INC.
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                  (Name of issuer and person filing statement)

                          Common Stock, $.50 par value
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                         (Title of class of securities)

                                    53271610
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                      (CUSIP number of class of securities)

                                 SAMUEL P. FRIED
                               Vice President and
                                 General Counsel
                                THE LIMITED, INC.
                              Three Limited Parkway
                                 P.O. Box 16000
                              Columbus, Ohio 43230

                            Telephone: (614) 415-7000
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                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)

                                   Copies to:

                                DENNIS S. HERSCH
                                 DAVID L. CAPLAN
                              DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                   May 4, 1999
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     (Date tender offer first published, sent or given to security holders)




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     This Amendment No.1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Schedule 13E-4") filed on May 4, 1999 by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

   Item 8.  Additional Information.

     (e) On May 6, 1999, the Company issued a press release relating to its expectations as to its first quarter results and conducted an analysts' call reporting upon its sales and related results for the month of April. A copy of the press release is attached hereto as exhibit (a)(14) and a copy of the discussion notes for the analysts' call is attached hereto as exhibit (a)(15), and both such documents are incorporated herein by reference.

   Item 9.  Material to be Filed as Exhibits.

     (a)(14)  Press release issued by the Company, dated May 6, 1999.

     (a)(15)  Presentation to analysts, dated May 6, 1999.







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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          THE LIMITED, INC.



                                          By:/s/ Kenneth B. Gilman
                                             ---------------------
                                                Kenneth B. Gilman
                                                Vice Chairman and
                                                Chief Administrative Officer


Dated: May 6, 1999




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                                  EXHIBIT INDEX


        Exhibit
        Number     Description
        ------     -----------

        (a)(14)    Press release issued by the Company, dated May 6, 1999.

        (a)(15)    Presentation to analysts, dated May 6, 1999.



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